Exhibit 99.1

FIFTH AMENDING AGREEMENT

TO THE OBSIDIAN ENERGY LTD.

AMENDED AND RESTATED CREDIT AGREEMENT

THIS FIFTH AMENDING AGREEMENT is made effective as of June 28, 2019 (the “Fifth Amendment Date”),

BETWEEN:

OBSIDIAN ENERGY LTD.

as Borrower

- and -

ROYAL BANK OF CANADA,

THE BANK OF NOVA SCOTIA,

BANK OF MONTREAL,

CANADIAN IMPERIAL BANK OF COMMERCE,

EXPORT DEVELOPMENT CANADA,

ATB FINANCIAL,

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC,

NATIONAL BANK OF CANADA, and

BUSINESS DEVELOPMENT BANK OF CANADA

as Lenders

- and -

ROYAL BANK OF CANADA

as Administrative Agent on behalf of the Lenders

PREAMBLE:

A.

Pursuant to the Amended and Restated Credit Agreement dated May 18, 2017 as amended by a first amending agreement dated May 10, 2018, a second amending agreement dated December 14, 2018, a third amending agreement dated March 21, 2019 and a fourth amending agreement dated May 31, 2019 (the “Fourth Amending Agreement”) (as so amended, the “Credit Agreement”), among Obsidian Energy Ltd. (by its former name, Penn West Petroleum Ltd.), as borrower (the “Borrower”), Royal Bank of Canada (“RBC”) and each of the other financial institutions party thereto, as lenders, and RBC, as administrative agent (the “Agent”), the Lenders agreed to provide to the Borrower the Credit Facilities.

B.

Pursuant to Section 13.2(g) of the Credit Agreement, other than Permitted Dispositions, the Borrower is not permitted to dispose of any of its Borrowing Base Properties without the prior consent of all of the Lenders, acting reasonably. Notwithstanding Section 13.2(g) of the Credit Agreement, the Borrower wishes to obtain the Lenders’ consent in order to make the PROP Disposition.

C.

Pursuant to the terms of the Fourth Amending Agreement, the next Scheduled Borrowing Base Date is scheduled to be June 30, 2019 (the “June 2019 Borrowing Base Date”) and the Parties have agreed to extend the June 2019 Borrowing Base Date to August 30, 2019.

D.	The Parties wish to amend the Credit Agreement on the terms and conditions herein provided.

AGREEMENT:

NOW THEREFORE in consideration of the premises, the covenants and the agreements herein contained, the Parties agree as follows:

1.

Definitions. Capitalized terms used in this Fifth Amending Agreement will, unless otherwise defined herein, have the meanings attributed to such terms in the Credit Agreement, as amended hereby (the “Amended Credit Agreement”).

2.

Extension. The Parties hereby confirm and agree that, as of the Fifth Amendment Date, (a) the Revolving Period is extended to, and therefore the Term Conversion Date shall be, August 30, 2019, provided that the last day of the Term Period shall remain May 31, 2020, notwithstanding the foregoing extension or the definition of “Term Period” set forth in the Credit Agreement; and (b) the June 2019 Borrowing Base Date is extended to August 30, 2019.

3.

Consents. The Lenders hereby consent to the PROP Disposition, and agree that the PROP Disposition shall not otherwise constitute a disposition or sale for the purposes of paragraph (d) of the definition of “Permitted Dispositions” in the Credit Agreement, provided that:

(a)

on the date of the PROP Disposition, the Borrower delivers a certificate from a senior officer of the Borrower to the Agent and the Lenders (i) certifying no Default, Event of Default or Borrowing Base Shortfall exists at such time or would reasonably be expected to result from the PROP Disposition, (ii) [REDACTED], (iii) certifying that the PROP Disposition is permitted under the outstanding Existing Notes and (iv) attaching a true and complete copy of the definitive purchase and sale agreement providing for the PROP Disposition;

(b)

immediately upon receipt by the applicable Loan Party of any of the PROP Disposition Proceeds, and in any event on the same day of the receipt thereof, the Borrower shall apply all such PROP Disposition Proceeds towards a repayment of a portion of the Aggregate Principal Amount owing to the Lenders; and

(c)	the PROP Disposition Date shall occur on a date that is not later than August 30, 2019.

4.

Reduction in Commitment Amount After PROP Disposition. Notwithstanding anything in the Amended Credit Agreement to the contrary, the parties hereto hereby covenant and agree that on the PROP Disposition Date, the Commitment Amount shall be permanently reduced by [REDACTED] and a corresponding pro rata permanent reduction shall be made in the Individual Commitment Amount of each Lender.

5.

Restriction on Utilization. Notwithstanding anything in the Amended Credit Agreement to the contrary, the parties hereto hereby covenant and agree that the Aggregate Principal Amount under the Credit Facilities shall at no time after the PROP Disposition Date, exceed [REDACTED] (or the Exchange Equivalent thereof in U.S. Dollars) without the prior consent of all of the Lenders.

6.	Amendments. Effective as of the Fifth Amendment Date, the Credit Agreement is hereby amended as follows:

(a)	Section 3.1(a) of the Credit Agreement is hereby amended by deleting the sentence at the end thereof and substituting therefor the following:

“Notwithstanding the foregoing, prior to the PROP Disposition Date, the Aggregate Principal Amount under the Operating Facility shall at no time exceed Cdn. $40,000,000 (or the Exchange Equivalent thereof in U.S. Dollars) without the prior consent of all of the Lenders.”

(b)	Section 3.10(a) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(a)

Borrowing Base. The Borrowing Base remains at Cdn. $550,000,000 as of the Fifth Amendment Date; provided that the Parties acknowledge that the Scheduled Borrowing Base Date set for June 30, 2019 has been extended to August 30, 2019.”

(c)	Section 13.1(w) is hereby deleted in its entirety and replaced with the following:

“(w)

LMR Maintenance. The Borrower will ensure at all times that the LMR of each Loan Party (to the extent it has an LMR) is (i) on and prior to the PROP Disposition Date, not less than 1.5, and (ii) after the PROP Disposition Date, not less than 1.20.”

(d)	Schedule A of the Credit Agreement is hereby amended by adding thereto in the appropriate alphabetical order the following definitions:

“Fifth Amendment Date” means June 28, 2019.

“PROP Assets” means [REDACTED].

“PROP Disposition” means the sale or disposition by the Loan Parties of the PROP Assets [REDACTED].

“PROP Disposition Date” means the date on which the PROP Disposition occurs in compliance with the conditions to the consent thereto contained in the fifth amending agreement to this Agreement made effective as of June 28, 2019.

“PROP Disposition Proceeds” means the Net Cash Proceeds received by the Borrower from the PROP Disposition.

[REDACTED].

7.

Representations and Warranties. To confirm each Lender’s understanding concerning the Borrower and its business, properties and obligations, and to induce the Agent and each Lender to enter into this Fifth Amending Agreement, the Borrower hereby reaffirms to the Agent and each Lender that, as of the Fifth Amendment Date, its representations and warranties contained in Section 12.1 of the Credit Agreement, as amended by this Fifth Amending Agreement, and except to the extent such representations and warranties relate solely to an earlier date, are true and correct in all material respects and additionally represents and warrants as follows on the Fifth Amendment Date:

(a)	it has full corporate power and capacity to enter into this Fifth Amending Agreement and to perform its obligations under the Credit Agreement, as amended by this Fifth Amending Agreement;

(b)	this Fifth Amending Agreement, and the performance by it of its obligations under the Credit Agreement, as amended by this Fifth Amending Agreement:

(i)	have been duly authorized, executed and delivered by it; and

(ii)

do not conflict with or contravene or constitute a default or create a Lien, other than a conflict, contravention, default or Lien which would not reasonably be expected to have a Material Adverse Effect or a Lien which is a Permitted Encumbrance, under:

(A)	its constating documents, by-laws, any resolution of its Directors or any shareholders’ or partnership agreement in respect of the Borrower;

(B)	any agreement or document to which it is a party or by which any of its property is bound; or

(C)	any applicable Law;

(c)

the Credit Agreement, as amended by this Fifth Amending Agreement, constitutes a valid and binding obligation of the Borrower, and is enforceable against the Borrower in accordance with the terms thereof, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, or similar statutes affecting the enforcement of creditors’ rights generally and by general principles of equity;

(d)	no Default or Event of Default has occurred and is continuing; and

(e)

as at the date hereof, the aggregate net book value of the PROP Assets, together with all other assets disposed of in the 2019 fiscal year of the Borrower prior to the date hereof pursuant to Section 10.11(a)(iv)(C) of each of the note purchase agreements which govern the Existing Notes does not exceed 15% of Consolidated Tangible Assets of the Borrower as at December 31, 2018.

8.

Continuing Effect. Each of the parties hereto acknowledges and agrees that the Amended Credit Agreement and all other documents entered into in connection therewith, will be and continue in full force and effect and are hereby confirmed and the rights and obligations of all parties thereunder will not be effected or prejudiced in any manner except as specifically provided herein. The Borrower hereby further acknowledges and agrees that all Security granted by it to the Agent for its own benefit and on behalf of the Lender Secured Parties and others in connection with the Credit Agreement and any other documents executed and delivered pursuant thereto or in connection therewith, including confirmations and acknowledgements thereof, continue in full force and effect, without in any way impairing or derogating from any of the mortgages, pledges, charges, assignments, security interests and covenants therein contained or thereby constituted, as continuing security for all indebtedness, liabilities and other obligations of the Borrower under the Amended Credit Agreement and each other Document to which it is a party.

9.

Expenses. The Borrower will pay or reimburse the Agent and the Lenders, as applicable, for the reasonable out of pocket expenses, including reasonable legal fees and disbursements (on a solicitor and his own client full indemnity basis) and enforcement costs, incurred by the Agent and the Lenders, as applicable, in connection with the negotiation, preparation, execution and maintenance of the Amended Credit Agreement and of this Fifth Amending Agreement.

10.

Counterparts. This Fifth Amending Agreement may be executed in any number of counterparts (including by facsimile or other electronic transmission), each of which when executed and delivered will be deemed to be an original, but all of which when taken together constitutes one and the same instrument. Any party hereto may execute this Fifth Amending Agreement by signing any counterpart.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

THIS FIFTH AMENDING AGREEMENT has been executed effective the date first written above.

OBSIDIAN ENERGY LTD., as Borrower

By:	(signed) “David Hendry”
Name:	David Hendry
Title:	Chief Financial Officer

[Fifth Amending Agreement – Obsidian]

ROYAL BANK OF CANADA, as Agent on behalf of the Lenders

By:	(signed) [Name Redacted]
Name:	[Name Redacted]
Title:	Manager, Agency

By:
Name:
Title:

[Fifth Amending Agreement – Obsidian]

ROYAL BANK OF CANADA, as Lender

By:	(signed) [Name Redacted]
Name:	[Name Redacted]
Title:	Attorney-in-Fact

By:
Name:
Title:

[Fifth Amending Agreement – Obsidian]

THE BANK OF NOVA SCOTIA, as Lender

By:	(signed) [Name Redacted]
	Name:	[Name Redacted]
	Title:	Senior Manager

By:	(signed) [Name Redacted]
	Name:	[Name Redacted]
	Title:	Director

[Fifth Amending Agreement – Obsidian]

BANK OF MONTREAL, as Lender

By:	(signed) [Name Redacted]
	Name:	[Name Redacted]
	Title:	Managing Director

By:
Name:
Title:

[Fifth Amending Agreement – Obsidian]

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender

By:	(signed) [Name Redacted]
	Name:	[Name Redacted]
	Title:	Senior Director

By:	(signed) [Name Redacted]
	Name:	[Name Redacted]
	Title:	Senior Account Manager

[Fifth Amending Agreement – Obsidian]

EXPORT DEVELOPMENT CANADA, as Lender

By:	(signed) [Name Redacted]
	Name:	[Name Redacted]
	Title:	Senior Project Finance Manager

By:	(signed) [Name Redacted]
	Name:	[Name Redacted]
	Title:	Senior Associate Structured and Project Finance

[Fifth Amending Agreement – Obsidian]

ATB FINANCIAL, as Lender

By:	(signed) [Name Redacted]
	Name:	[Name Redacted]
	Title:	Director, Energy Corporate Financial Services

By:	(signed) [Name Redacted]
	Name:	[Name Redacted]
	Title:	Associate Director

[Fifth Amending Agreement – Obsidian]

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC, as Lender

By:	(signed) [Name Redacted]
	Name:	[Name Redacted]
	Title:	Director

By:	(signed) [Name Redacted]
	Name:	[Name Redacted]
	Title:	Managing Director

[Fifth Amending Agreement – Obsidian]

NATIONAL BANK OF CANADA, as Lender

By:	(signed) [Name Redacted]
	Name:	[Name Redacted]
	Title:	Senior Manager, Special Loans

By:	(signed) [Name Redacted]
	Name:	[Name Redacted]
	Title:	Senior Manager, Special Loans

[Fifth Amending Agreement – Obsidian]

BUSINESS DEVELOPMENT BANK OF CANADA, as Lender

By:	(signed) [Name Redacted]
	Name:	[Name Redacted]
	Title:	Assistant Vice-President, Business Restructuring

By:	(signed) [Name Redacted]
	Name:	[Name Redacted]
	Title:	Analyst, Business Restructuring

[Fifth Amending Agreement – Obsidian]

ACKNOWLEDGEMENT:

Obsidian Energy Ltd. (by its former name, Penn West Petroleum Ltd.), 1647456 Alberta Ltd., Penn West Northern Harrier Partnership, Obsidian Energy Partnership (by its former name, Penn West Petroleum), Penn West PROP Holdco Ltd., Penn West PROP Limited Partnership and Penn West Sandhill Crane Ltd. (each a “Guarantor”, and collectively, the “Guarantors”) each hereby acknowledge and consent to the Fifth Amending Agreement and acknowledge, agree and confirm that the guarantee dated May 18, 2017 (the “Guarantee”), provided by the Guarantors for the benefit of the Lender Secured Parties, and all representations, warranties, covenants and other obligations set forth therein are binding on the Guarantors and continue in full force and effect as a guarantee of all of the Lender Secured Obligations. Each Guarantor hereby restates the terms set forth in the Guarantee to the extent necessary under applicable Law to give effect to the foregoing. The Guarantors hereby further acknowledge and agree that all Security granted by each of the Guarantors to the Agent on behalf of the Lender Secured Parties and others in connection with the Guarantee, the Credit Agreement and any other documents executed and delivered pursuant thereto or in connection therewith, continue in full force and effect, without in any way impairing or derogating from any of the mortgages, pledges, charges, assignments, security for all indebtedness, liabilities and other obligations of the undersigned.

Acknowledged as of the Fifth Amendment Date.

OBSIDIAN ENERGY LTD.

Per:	(signed) “David Hendry”
Name:	David Hendry
Title:	Chief Financial Officer

[Fifth Amending Agreement – Obsidian (Guarantor Acknowledgment)]

PENN WEST NORTHERN HARRIER PARTNERSHIP by its managing partner PENN WEST SANDHILL CRANE LTD.

Per:	(signed) “David Hendry”
Name:	David Hendry
Title:	Chief Financial Officer

[Fifth Amending Agreement – Obsidian (Guarantor Acknowledgment)]

OBSIDIAN ENERGY PARTNERSHIP, by its managing partner, OBSIDIAN ENERGY LTD.

Per:	(signed) “David Hendry”
Name:	David Hendry
Title:	Chief Financial Officer

[Fifth Amending Agreement – Obsidian (Guarantor Acknowledgment)]

PENN WEST PROP HOLDCO LTD.

Per:	(signed) “David Hendry”
Name:	David Hendry
Title:	Chief Financial Officer

[Fifth Amending Agreement – Obsidian (Guarantor Acknowledgment)]

PENN WEST PROP LIMITED PARTNERSHIP by its general partner PENN WEST PROP HOLDCO LTD.

Per:	(signed) “David Hendry”
Name:	David Hendry
Title:	Chief Financial Officer

[Fifth Amending Agreement – Obsidian (Guarantor Acknowledgment)]

PENN WEST SANDHILL CRANE LTD.

Per:	(signed) “David Hendry”
Name:	David Hendry
Title:	Chief Financial Officer

[Fifth Amending Agreement – Obsidian (Guarantor Acknowledgment)]

1647456 ALBERTA LTD.

Per:	(signed) “David Hendry”
Name:	David Hendry
Title:	Chief Financial Officer

[Fifth Amending Agreement – Obsidian (Guarantor Acknowledgment)]